GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	632,035
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Prepaid expenses		(29,917)
Office furniture and equipment, net		(20,733)
Deposits		(15,602)
NET CAPITAL	$	565,783
AGGREGATE INDEBTEDNESS		
Commissions payable		146,433
Accrued expenses		13,027
Total aggregate indebtedness:		159,460
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required - 6.67% of aggregate indebtedness		10,631
Excess net capital		555,152
Net capital in excess of the greater of: 10% of aggregate indebtedness of 120% of minimum net capital requirement		549,837
Percentage of aggregate indebtedness to net capital		28.18%

There is no material difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2015.